File Number:             58414-10-Letters

Web site: www.langmichener.com

Direct Line: (604) 691-7445
Direct Fax Line: (604) 893-2679
E-Mail: tdeutsch@lmls.com

December 2, 2008

VIA OVERNIGHT COURIER AND
FILED BY EDGAR
MAIL STOP: 7010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-6010

Attention:       Mr. H. Roger Schwall, Assistant Director

Dear Sirs:

Re:

Ruby Creek Resources, Inc. (the "Company")
Amendment No. 1 to the Registration Statement on Form S-4 filed October 9, 2008
SEC File No. 333-153105

            We write on behalf of the Company as their general and corporate counsel in response to the letter of October 23, 2008 from the Securities and Exchange Commission (the "Commission") commenting on Amendment No. 1 to the Registration Statement on Form S-4 (the "S-4 Amendment No. 1") filed October 9, 2008 with the Commission by the Company (the "Comment Letter").

            On behalf of the Company we confirm that we have now filed with the Commission, via the EDGAR system, Amendment No. 2 to the Registration Statement on Form S-4 (the "S-4 Amendment No. 2"), which updates the S-4 Amendment No. 1 pursuant to the comments set out in the Comment Letter.

            On behalf of the Company we enclose with this letter two copies of the S-4 Amendment No. 2, plus two copies that have been redlined to show the changes from the S-4 Amendment No. 1.

            On behalf of the Company we also provide below our item-by-item responses to the comments made in the Comment Letter. The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter. Capitalized terms used herein and not defined have the same meanings given such terms in the S-4 Amendment No. 2.

Certain United States Federal Tax Considerations, page 22

Comment:

1.         The following comments also apply to the disclosure and opinion regarding the Canadian tax consequences, so make corresponding changes and obtain and file as an exhibit a new Canadian tax opinion as well.

Response:

We confirm, on behalf of the Company, that the Company has made corresponding changes to the disclosure regarding the Canadian tax consequences and has obtained and filed a new Canadian tax opinion as well.

Comment:

2.         Further revise the caption so that it makes clear that you have disclosed the material tax consequences.

Response:

We confirm, on behalf of the Company, that the Company has revised the caption to clarify that it has disclosed the material tax consequences.

Comment:

3.         We note the new disclosure that you provide in this section. However, it appears inappropriate to assume (as you have at page 25) that the "Continuation qualifies as an F Reorganization or a D reorganization" for purposes of discussing the tax consequences, since a legal conclusion on these items is essential for the rendering of an opinion. We further note that you also describe the consequences if it is neither an F nor a D. You also indicate that with regard to potential Section 367 liability, you do not believe that you have "a positive All E&P Amount."

Please obtain and file an opinion of counsel in short or long form that clearly identifies the material tax consequences. If you file a long form opinion, revise the disclosure in this section to make clear that you are summarizing the opinion of counsel that you have filed as an exhibit to the Form S-4, and also name counsel rendering the opinion. If you file a short form opinion, make clear, in both text of the Form S-4 and in the letter opinion that you file as an exhibit, that the disclosure in this section constitutes the opinion of counsel. In that regard, the current version of exhibit 8.1 suggests only that counsel is providing its opinion "regarding the summary" rather than the opinion itself. We also remind you of prior comments 3 and 5.

Response:

We confirm, on behalf of the Company, that the Company has revised the disclosure to eliminate the assumption that the Continuation qualifies as an F Reorganization or a D reorganization for purposes of discussing the tax consequences. We further confirm that the Company has revised its disclosure to indicate that the Company has not undertaken an analysis of whether or not it has an All E&P Amount.

We further confirm, on behalf of the Company, that the Company has obtained and filed an opinion of counsel in short form and that both the text of the Form S-4 and the letter opinion filed as an exhibit make clear that the disclosure in the section of the Form S-4 entitled "Material United States Federal Income Tax Consequences" constitutes the opinion of counsel.

Certain Canadian Income Tax Consequences, page 27

Comment:

4.         We refer you to the first paragraph on page 28 and reissue prior comment 4.

Response:

We confirm, on behalf of the Company, that the Company has removed the first paragraph from page 28, which contained disclaimers that would indicate that stockholders may be unable to rely on the disclosure provided.

Exhibit 8.1, Opinion of Lang Michener LLP (taxation)

5.         Please obtain and file a new opinion that does not include the inappropriate limitations on disclosure or reliance or the suggestion that is "solely" for the identified parties. Please refer to the opinion's penultimate paragraph in that regard.

Response:

We confirm, on behalf of the Company, that the Company has obtained and filed a new opinion to address this comment.

            If you require further information or have any questions, please contact the undersigned at (604) 691-7445.

Yours very truly,

"Thomas J. Deutsch"

Thomas J. Deutsch
for Lang Michener LLP

TJD/iag
Enclosures

cc.          John Madison, Attorney, Division of Corporation Finance (via fax: 202-772-9368)

cc.          Ruby Creek Resources, Inc.
              Attention: Brian Roberts